

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2024

Maurice Zauderer
Chief Executive Officer
Vaccinex, Inc.
1895 Mount Hope Avenue
Rochester, New York 14620

      **Re:  Vaccinex, Inc.**
          **Registration Statement on Form S-3**
          **Filed January 10, 2024**
          **File No. 333-276465**

Dear Maurice Zauderer:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jimmy McNamara at 202-551-7349 with any questions.

               Sincerely,

               Division of Corporation Finance
               Office of Life Sciences

cc:    William Intner